

Mail Stop 3720

March 26, 2010

James J. Miller
President and Chief Executive Officer
National Intelligence Association, Inc.
1258 Golfview Drive
Woodridge, IL 60517

> **Re: National Intelligence Association, Inc.**
> **Amendment No. 2 to Form S-1**
> **Filed March 19, 2010**
> **File No. 333-163628**

Dear Mr. Miller:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your statement on page three that this is an "all or nothing" offering. However you also state on page three that completion of this offering is not subject to achieving a minimum offering amount and that it is a "best efforts" direct participation offering. Please clarify. If the offering will not be subject to a minimum offering amount or minimum purchase requirement, please revise to remove all references to an all or nothing offering.

Plan of Distribution; Terms of the Offering, page 14

2. Please indicate what priority or methodology Mr. Miller will use to determine whether to offer the shares on behalf of the company or on his own behalf. Include disclosure regarding how any conflict of interest that arises for Mr. Miller as to selling shares on behalf of the company or himself will be resolved.

3. We note your statement on page 15 that you intend to use only one prospectus for the offering by your selling shareholders, as well as for the direct public offering by you. We also note your disclosure on page 18 that all checks for subscriptions in this offering must be made payable to the company. Please disclose how you will inform investors whether they will be investing in the public offering by the company, in which case the company would receive the proceeds, or in the resale offering. In addition, if this is an "all or nothing" offering, describe any arrangements to place the funds in an escrow, trust, or similar account here and on the prospectus cover page. See Item 501(b)(8)(iii) of Regulation S-K. If you have not made any of these arrangements, state this fact and describe the effect on investors, including applicable risk factor disclosure.

Selling Security Holders, page 15

4. The table of selling security holders indicates that Mr. Albazi owns 100,00 shares of common stock prior to the offering, will offer 100,000 shares of stock in the offering, and will own 900,000 shares of common stock after the offering. Please revise to accurately calculate the number of shares held before and after the offering.

Market Summary, page 21

5. We note your revised disclosure indicating that you have begun the process of developing a GSA Schedule. However, we also note your disclosure on pages six and 21 that you "anticipate beginning the application for [y]our GSA schedule in the coming months." Please revise to clarify this disclosure.

Directors, Executive Officers, Promoters and Control Persons, page 25

6. We note that Mr. Miller "currently is working the Bradley girl's abduction" in Chicago. Please expand your disclosure to clarify the nature of the work and the amount of time he is currently devoting to the affairs of the company. Disclose the extent to which Mr. Miller intends to continue his current extracurricular business activities in addition to his role as an officer of the company. If Mr. Miller or Ms. Grisby are devoting, or expect to devote, a material amount of time to each of their respective external business activities, include a risk factor addressing the risks associated with the nature and extent they will devote to such other activities.

*   *   *   *

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analysts at (202) 551-3354 with any other questions.

Sincerely,

/s Robert Bartelmes, for

Larry Spirgel
Assistant Director

Cc: Wade D. Huettel, Esq.
     Via facsimile